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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One):

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
 ---  ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934

            For the transition period from __________ to ___________

                         Commission file number 1-13782

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Westinghouse Air Brake Company Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

                 Westinghouse Air Brake Technologies Corporation
                              1001 Air Brake Avenue
                              Wilmerding, PA 15148

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WESTINGHOUSE AIR BRAKE COMPANY SAVINGS PLAN

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2000











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                   WESTINGHOUSE AIR BRAKE COMPANY SAVINGS PLAN

                           ANNUAL REPORT ON FORM 11-K

                           DECEMBER 31, 2000 AND 1999



                               TABLE OF CONTENTS


                                                                 PAGE
                                                                 ----

Report of Independent Public Accountants                           1

Statements of Net Assets Available for Plan Benefits,
   December 31, 2000 and 1999                                      2

Statement of Changes in Net Assets Available for Plan
   Benefits for the Year Ended December 31, 2000                   3

Notes to Financial Statements                                      4

Supplemental Schedule:

Item 4i - Schedule of Assets Held for Investment
   Purposes, December 31, 2000                                Schedule I



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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Westinghouse Air Brake Company Savings Plan and
Participants:

We have audited the accompanying statements of net assets available for benefits of the Westinghouse Air Brake Company Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Pittsburgh, Pennsylvania,
June 13, 2001.






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                   WESTINGHOUSE AIR BRAKE COMPANY SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999



                                                  2000                1999
                                              ------------        -----------

INVESTMENTS, at market                        $ 88,399,041        $85,001,008


EMPLOYEE CONTRIBUTIONS RECEIVABLE                1,061,065            182,351

RECEIVABLE FOR PLAN MERGER                      13,876,900                 --


PARTICIPANT LOANS                                1,787,828          1,800,982

REFUNDS PAYABLE                                         --            (25,101)
                                              ------------        -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS        $105,124,834        $86,959,240
                                              ============        ===========










   The accompanying notes are an integral part of these financial statements.


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                   WESTINGHOUSE AIR BRAKE COMPANY SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



                                                                     2000
                                                                 ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year        $ 86,959,240
                                                                 ------------

INCREASES:
Employee contributions                                              5,432,046
Employer contributions                                                726,207
Transfer in from plan merger                                       24,498,724

Investment income-
Interest and dividends                                              5,422,759
Net depreciation in fair value of investments                      (8,398,090)
                                                                 ------------
Net investment loss                                                (2,975,331)

Total increases                                                    27,681,646
                                                                 ------------

DECREASES:
Benefit payments                                                    9,507,971

Administrative expenses                                                 8,081
                                                                 ------------
Total decreases                                                     9,516,052
                                                                 ------------

NET INCREASE                                                       18,165,594
                                                                 ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
end of year                                                      $105,124,834
                                                                 ============











   The accompanying notes are an integral part of these financial statements.


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                   WESTINGHOUSE AIR BRAKE COMPANY SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999



1. DESCRIPTION OF PLAN:

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Westinghouse Air Brake Company Savings Plan (the Plan), effective March 9, 1990, amended and restated effective January 1, 1997, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC). All salaried nonbargaining employees of Westinghouse Air Brake Technologies Corporation (formerly Westinghouse Air Brake Company) and its subsidiaries (the Company) are eligible to participate upon their hire date.

Contributions

Participants may contribute, through payroll deductions, employee elective contributions from 1% to 16% of their compensation each Plan year, limited to $10,500 in 2000. In addition, participants may contribute employee after tax contributions from 1% to 16% of their compensation each Plan year.

Participant total annual contributions may not exceed the contribution limits under Section 415(c) of the IRC. In addition, the combination of an employee's elective contribution and after tax contribution cannot exceed 16% of his/her compensation.

In connection with the Company's establishment of the Employee Stock Ownership Plan (ESOP), the Company's Savings Plan was amended, effective March 31, 1995, to provide for the Company's future matching contributions to be made to the ESOP in the form of the Company's common stock.

Prior to March 31, 1995, the Company made discretionary matching contributions to the participants' accounts, but there was no Plan requirement to make such contributions. After March 31, 1995, discretionary matching contributions are no longer made.



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Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals--A participant may withdraw any amount of the vested portion of his/her employer matching account, employer after-tax account, and rollover accounts once in any six-month period. Once a participant has reached age 59-1/2, he/she can withdraw any portion of his/her employee elective account.

Hardship Withdrawals--In the case of hardship, as defined in the Plan document, the participant can receive 100% of his/her employee elective account. Hardship withdrawals are limited to once every Plan year.

Loans

Participants may receive loans from the Plan. At no time shall the loans of the participant exceed the lesser of: 50% of the value of the participant's vested balance of his/her accounts, reduced by any outstanding loan balance or $50,000.

Vesting

Employee contributions are at all times 100% vested and nonforfeitable.

Transfer In From 401(k) Plan

Salaried participants who were previously part of the Technical Service & Marketing Profit Sharing 401(k) and the Comet Industries, Incorporated 401(k) Savings Plan were transferred into the Westinghouse Air Brake Company Savings Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting. Expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Company.

Investment Options

The trustee of the investments is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated June 21, 1990. Fidelity maintains the investments and provides record-keeping functions for the Plan. Each participant's account, at the discretion of the participant, may be invested in whole multiples of 10% in any of the following funds:

a. Fidelity Magellan Fund--This fund invests in common stocks and securities convertible into common stocks, issued by companies operating in the United States and/or abroad as well as foreign companies. Investments are made in large corporations as well as smaller, less well-known companies.

b. Fidelity Contrafund--This fund invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation. The objective of the fund is capital appreciation.

c. Fidelity Equity Income Fund--This fund invests approximately 80% of its portfolio in common and preferred stocks and 20% in debt securities, usually those convertible to common stock. The goal of this fund is to provide dividends as well as price appreciation.



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d. Fidelity Growth Company Fund--This fund invests in securities of companies with above average growth characteristics as demonstrated in earnings or gross sales. These securities include common stocks, securities convertible into common stocks and occasionally debt obligations.

e. Fidelity Overseas Fund--This fund normally invests at least 65% of the fund's total assets in securities of issuers from at least three countries outside the United States. These securities include common stocks, securities convertible to common stocks and debt instruments of foreign businesses and governments.

f. Fidelity Blue Chip Growth Fund--This fund invests primarily in a diversified portfolio of common stocks of well-known and established companies. Normally, at least 65% of these securities are issued by "blue chip" companies. A blue chip firm can generally be described as having a market value of at least $200 million in outstanding stock. Its securities usually are included in the Standard & Poor's Composite Stock Price Index of 500 common stocks or the Dow Jones Industrial Average. This fund seeks growth of capital over the long term.

g. Fidelity Asset Manager Fund--This fund invests in money market instruments, intermediate and long-term bonds and equities. The goal of this fund is to seek high total return with reduced investment risk over the long term.

h. Fidelity Managed Income Portfolio--This portfolio invests in contracts with rates and maturities that are set monthly and provide current, competitive interest rates. The portfolio also invests in longer term Guaranteed Investment Contracts (GICs) with fixed rates of interest. This portfolio seeks preservation of capital and a competitive level of income over time.

i. Spartan U.S. Equity Index Fund--This fund invests in common stocks of the companies that make up the Standard and Poor's (S&P) 500 Index. The goal of this account is to model the S&P 500 Index in such a way that the account's performance is similar to that of the Index.

j. T. Rowe Price Science and Technology Fund--This fund invests in companies in a wide range of industries including computers, genetic engineering, communications, health care and waste management. This fund seeks to provide long-term growth of capital.

k. Wabtec Corporation Stock Fund--This fund consists entirely of Wabtec Corporation common stock for investors who want to participate in the growth of the Company as part owners.

Investments are valued at their market values based on published quotations or, in the absence of readily ascertainable market values, at such values as the trustee will determine.

The investment information included in the financial statements and supplemental schedule for the years ended December 31, 2000 and 1999, has been certified by the trustee of the Plan, Fidelity.



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Tax Status

The Internal Revenue Service issued a determination letter dated January 17, 1996 stating that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3. INVESTMENTS:

The trustee of the Plan held the Plan's investments and executed transactions therein. The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999, are as follows:


                                                    2000            1999
                                                 -----------     -----------

     Fidelity Managed Income Portfolio           $17,728,694     $20,731,163
     Fidelity Magellan Fund                       11,202,596      12,154,400
     Spartan U.S. Equity Index Fund               10,264,625      11,771,364
     Fidelity Growth Company Fund                 11,451,613      10,010,868
     Fidelity Asset Manager Fund                   8,473,224       9,992,319
     Fidelity Blue Chip Fund                       6,776,673       6,893,525
     Fidelity Contrafund                           5,562,084       5,811,124
     Fidelity Equity Income Fund                   4,729,308       4,958,950
     T Rowe Price Science and Tech. Fund           6,582,779              --




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4. PLAN TERMINATION:

In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants' accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant's account in a single lump-sum payment.

5. PLAN MERGER:

On December 31, 2000, the assets of the Wabtec 401(k) Savings Plan for Employees of Former MotivePower Industries Group were merged into the Plan. The receivable for plan merger on the accompanying statement of net assets available for plan benefits reflects the assets in transit as of December 31, 2000.


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SCHEDULE 4i



                         WESTINGHOUSE AIR BRAKE COMPANY

                                  SAVINGS PLAN

                                 PLAN NUMBER 004

                    EMPLOYER IDENTIFICATION NUMBER 25-1615902


          SCHEDULE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 2000


        Identity of Issue                                Description of Investment                                 Current Value
        -----------------                                -------------------------                                 -------------
Common Stock
* Wabtec Corporation                              Wabtec Corporation
                                                  358,813.602 Shares                                               $ 3,473,316
                                                                                                                   -----------

Registered Investment Companies
T. Rowe Price Trust Company                       T. Rowe Price Science and Tech. Fund
                                                  185,065.483 Shares                                                 6,582,779
                                                                                                                   -----------

* Fidelity Trust Company                          Fidelity Magellan Fund
                                                  93,902.735 Shares                                                 11,202,596
                                                                                                                   -----------

* Fidelity Trust Company                          Fidelity Contrafund
                                                  113,119.456 Shares                                                 5,562,084
                                                                                                                   -----------

* Fidelity Trust Company                          Fidelity Equity Income Fund
                                                  88,514.102 Shares                                                  4,729,308
                                                                                                                   -----------

* Fidelity Trust Company                          Fidelity Growth Company Fund
                                                  160,319.381 Shares                                                11,451,613
                                                                                                                   -----------

* Fidelity Trust Company                          Fidelity Overseas Fund
                                                  62,674.699 Shares                                                  2,154,129
                                                                                                                   -----------

* Fidelity Trust Company                          Fidelity Blue Chip Growth Fund
                                                  131,509 Shares                                                     6,776,673
                                                                                                                   -----------

* Fidelity Trust Company                          Fidelity Asset Manager Fund
                                                  503,701.510 Shares                                                 8,473,224
                                                                                                                   -----------

* Fidelity Trust Company                          Fidelity Managed Income Portfolio
                                                  17,728,694 Shares                                                 17,728,694
                                                                                                                   -----------

* Fidelity Trust Company                          Spartan US Equity Index Fund
                                                  219,283 Shares                                                    10,264,625
                                                                                                                   -----------

Loan Fund
* Participant Loans                               Outstanding Loan Balance                                           1,787,828
                                                                                                                   -----------

                                                  Total Investments                                                $90,186,869
                                                                                                                   ===========


*Indicates party-in-interest.


               The accompanying notes to financial statements are
                       an integral part of this schedule.



                                                                      Schedule I

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                                    SIGNATURE

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                Westinghouse Air Brake Technologies Corporation


                                By /s/ Robert J. Brooks
                                  -----------------------------
                                Robert J. Brooks
                                Chief Financial Officer

June 29, 2001




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